Kalos Capital, Inc.

Statement of
Financial Condition
December 31, 2020

PUBLIC Filing



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Alpharetta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kalos Capital, Inc. (the "Company"), a wholly owned subsidiary of Kalos Financial, Inc., as of December 31, 2020 and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2020.

Asheville, North Carolina
February 24, 2021

Kalos Capital, Inc.

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 1,224,520
Restricted cash	150,000
Total cash and restricted cash	1,374,520
Commissions receivable	753,402
Accounts receivable	34,677
Accounts receivable, related parties	21,485
Receivable from broker	182,715
Total assets	$ 2,366,799

Liabilities and stockholders' equity

Liabilities

Accounts payable	$ 64,523
Accrued expenses	302,272
Commissions payable	1,252,920
Deferred revenue	29,250
Total liabilities	1,648,965

Stockholders' equity

Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Paid-in capital	1,710,900
Accumulated deficit	(993,166)
Total stockholders' equity	717,834
Total liabilities and stockholders' equity	$ 2,366,799

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Kalos Capital, Inc. (the "Company") was formed in 1997 and conducts business as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through one of two unrelated clearing brokers. The Company's independent registered representatives are licensed throughout the United States.

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations. Although certain economic conditions showed signs of improvement toward the end of 2020, certain impacts of the COVID-19 pandemic may continue to affect our results in the future.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in bank accounts held with an FDIC insured bank and with the Company's clearing firm. From time to time, balances may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in these accounts.

Restricted Cash

Restricted cash represents deposits held by the clearing brokers as a condition of the Company's Fully Disclosed Clearing Agreements. The required deposits with the clearing organizations totaled $150,000 at December 31, 2020.

Commissions Receivable

Commissions receivable from contracts with customers are recognized when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.

The Company considers current commissions receivable to be fully collectible and historically has incurred insignificant bad debt losses. Accordingly, no allowance for doubtful accounts is provided in the accompanying financial statements. Four customers individually represent 10% or more of commissions receivable at December 31, 2020. Commissions receivable from these customers represented approximately 79% of commissions receivable at December 31, 2020.

Income Taxes

The Company has elected to be taxed under the S Corporation provision of the Internal Revenue Code and similar state laws. Under this provision, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income. Accordingly, the accompanying financial statements do not include a provision or liability for income taxes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the years subsequent to 2017 are subject to examination by tax authorities and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated for potential recognition and disclosure through February 24, 2021, the date the financial statements were available to be issued. Except as disclosed in note 4, there were no additional subsequent events that require recognition or disclosure in the financial statements.

2.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of December 31, 2020, the ratio of aggregate indebtedness to net

capital ratio was 4.69 to 1 and net capital was $351,861which exceeded the minimum net capital requirements by $241,930.

3.   Commitments and Contingencies

In the normal course of business as a broker, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement as well as assessments from regulatory entities for asserted violations of law or regulation. There are seven arbitration proceedings outstanding against the Company at December 31, 2020 and two arbitration claims submitted subsequent to year end. The Company has also received notice of proposed assessments from two regulatory agencies. The outcomes of these legal actions are not within the Company's complete control and may not be known for prolonged periods of time. Each arbitration claim must meet regulatory requirements to qualify as an arbitration claim. In addition, each assessment and claim is subject to negotiation as well as due process for regulatory assessments. If the claim or assessment is not dismissed or settled, then the claim will move towards arbitration or the assessment will move towards a resolution with the regulatory agency. The Company is defending each case and assessment vigorously. It is not practicable to estimate the Company's possible loss in relation to these matters, nor the effect that they may have on operating results in any particular financial period. The Company does not expect the ultimate resolution of any of the proceedings to which the Company is party to have a significantly adverse effect on the financial position of the Company. The Company does not have any accruals in the statement of financial condition for these contingencies as of December 31, 2020.